Exhibit 99.1

Petrobras Announces Extension of Exchange Offers by Wholly Owned Subsidiary

Petrobras International Finance Company

RIO DE JANEIRO, Brazil, January 18, 2007 – Petróleo Brasileiro S.A. (NYSE: PBR; Petrobras) announced today that, in light of the recent assignment by Standard & Poor’s (S&P) of a BBB- corporate credit rating to Petrobras, its wholly owned subsidiary Petrobras International Finance Company (PIFCo) has extended its previously announced offers to exchange five series of notes (Old Notes) for new notes (Reopening Notes) and a cash amount. S&P will also assign a rating of BBB- to the Reopening Notes. The Moody’s credit rating for Petrobras and the Reopening Notes of Baa2 remains unchanged. As of 5:00 p.m., New York City time, on January 18, 2007, the total principal amount of Old Notes tendered was approximately $383,000,000.

The early tender date has been extended from 5:00 p.m., New York City time, on January 18, 2007 to 5:00 p.m., New York City time, on January 19, 2007 (Early Tender Date). The price determination date has been changed from 2:00 p.m., New York City time, on January 19, 2007 to 2:00 p.m., New York City time, on January 22, 2007 (Price Determination Date). The expiration date will be extended from 5:00 p.m., New York City time, on February 1, 2007 to 12:00 midnight, New York City time, on February 2, 2007 (Expiration Date). Withdrawal rights terminated at 5:00 p.m., New York City time, on January 18, 2007 and have not been extended. Except as described in this press release, the terms and conditions of the exchange offers as described in the applicable prospectus dated January 4, 2007 are unchanged.

The Old Notes are the 12.375% Global Step-Up Notes due 2008, 9.875% Senior Notes due 2008, 9.75% Senior Notes due 2011, 9.125% Global Notes due 2013 and 7.750% Global Notes due 2014. The Reopening Notes constitute a further issuance of, and form a single fungible series with PIFCo’s 6.125% Global Notes due 2016 that were issued on October 6, 2006.

PIFCo has retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to act as dealer managers for the offers, The Bank of New York to act as exchange agent for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to act as information agent for the offers.

Requests for documents (including the prospectus) may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 for banks and brokers or at (800) 859-8508 for all others, or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005. These documents contain important information, and holders should read them carefully before making any investment decision.

Questions regarding the offers may be directed to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1864 (outside the United States) and UBS Securities LLC at (888) 722-9555, ext. 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers are being made solely by the offer to purchase and related letter of transmittal. The offers shall not be made in any such jurisdiction in which it is not permitted to be made under applicable law.

A security rating is not a recommendation to buy, sell or hold securities. It may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.